SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934





As of and for the three month and six month periods ended June 30, 2001 and 2000

                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           X                       Form 40-F
         ---------------------------                  -------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No            X
   ---------------------------------           ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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



       We Polska Telefonia Cyfrowa Sp. z o.o., are a limited liability company (spolka z ograniczona odpowiedzialnoscia) organized under the laws of the Republic of Poland. We are located in Warsaw, Poland and were registered in the Regional Court in Warsaw, XVI Commercial Department on December 27, 1995.

       References to the "10 3/4% Notes" are to the 10 3/4% Senior Subordinated Guaranteed Discount Notes due July 1, 2007 which were issued by PTC International Finance B.V., our wholly owned finance subsidiary organized under the laws of The Netherlands. Notes are fully and unconditionally guaranteed by us (the "Company Guarantee"). PTC International Finance B.V. has no independent operations and does not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

       References to "11 1/4% Notes" are to the 11 1/4% Senior Subordinated Guaranteed Notes due December 1, 2009, which were issued by PTC International Finance II S.A., our wholly owned finance subsidiary organized under the laws of Luxembourg. Notes are fully and unconditionally guaranteed by us (the "Company Guarantee"). PTC International Finance II S.A. essentially has no independent operations and do not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

       References to "10?% Notes" are to the 10?% Senior Subordinated Guaranteed Notes due May 1, 2008, which were issued by PTC International Finance II S.A., our wholly owned finance subsidiary organized under the laws of Luxembourg. Notes are fully and unconditionally guaranteed by us (the "Company Guarantee"). PTC International Finance II S.A. essentially has no independent operations and do not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

       We publish our Financial Statements in Polish Zloty. In this quarterly report on this Form 6-K (the "Form 6-K") references to "Zloty" or "PLN" are to the lawful currency of the Republic of Poland, references to "U.S. dollars", "USD" or "$" are to the lawful currency of the United States of America and references to "Euro" or "(a)" are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary union pursuant to the Maastricht Treaty on January 1, 1999.

       The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, this Form 6-K contains translations of certain Zloty amounts into U.S. dollars at the rate of PLN 3.9871= $1.00, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on June 29, 2001. These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

       Our Financial Statements for the three month and six month periods ended June 30, 2001 included in this Form 6-K have been prepared in accordance with International Accounting Standards ("IAS"), which differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP") (see Note 18 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IAS.

----------------------------

Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).



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



TABLE OF CONTENTS

Part I. Financial Information                                                  4
--------------------------------------------------------------------------------

ITEM 1. FINANCIAL STATEMENTS                                                   4

ITEM 2. MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL
        CONDITION AND RESULTS OF OPERATIONS                                    4

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS           25

Part II. Other Information                                                    29
--------------------------------------------------------------------------------

ITEM 1. LEGAL PROCEEDINGS                                                     29

ITEM 2. MATERIAL CONTRACTS                                                    30

ITEM 3. BUSINESS ENVIRONMENT                                                  30

SIGNATURES                                                                    34
--------------------------------------------------------------------------------

Part I.  Financial Information



Item 1.  Financial Statements

See "Financial Statements" attached to this form 6-K.



Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         This Quarterly Report on Form 6-K contains certain" forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition. Some forward looking statements may be identified by use of such terms as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to the plans, objective sand expectations of our future operations. In light of the risks and uncertainties inherent in all such projected operational matters, the inclusion of forward-looking statements in this report should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this report as a result of numerous factors including among others, the following: (i) changes in customer rates per minute; (ii) foreign currency fluctuations; (iii) termination of certain service agreements or inability to enter into additional service agreements; (iv) inaccuracies in our forecast of traffic growth; (v) changes in or developments under domestic or foreign laws, regulations, licensing requirements or telecommunications standards; (vi) foreign political or economic instability; (vii) changes in the availability of transmission facilities; (viii) loss of the services of key officers; (ix) loss of a customer which provides us with significant revenues; (x) highly competitive market conditions in the industry; (xi) concentration of credit risk; (xii) availability of long term financing; and availability and functionality of new technologies in both handsets and infrastructure. The foregoing review of the important factors should not be considered as exhaustive.



Operating Results

         The following section should be read in conjunction with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 6-K. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Accounting Standards and U.S. GAAP, see Note 18 to the Financial Statements as of and for the three month and six month periods ended June 30, 2001. The financial data presented in accordance with International Accounting Standards included and discussed below as of and for the three month and six month periods ended June 30, 2001 and 2000 have been derived from unaudited Financial Statements.


Statement of Operations Data

                                           Three months             Six months     Three months     Six months
                                              ended                    ended          ended           ended
                                          June 30, 2001            June 30, 2001  June 30, 2000   June 30, 2000
                                                                                    (restated)      (restated)
                                 ---------------------------------------------------------------------------------
                                 ---------------------------------------------------------------------------------
                                       $(1)             PLN             PLN            PLN             PLN
                                 ---------------------------------------------------------------------------------
                                 ---------------------------------------------------------------------------------
                                              (in thousands, except subscriber and churn rate data)
                                 ---------------------------------------------------------------------------------
                                 ---------------------------------------------------------------------------------
Income Statement Data
                                 ---------------------------------------------------------------------------------
International Accounting
Standards (unaudited)
Net sales:
Service revenues and fees                  252,606      1,007,166       1,935,587        831,209        1,571,241
Sales of telephones and
accessories                                 13,270         52,908         105,641         55,686          114,875
Total net sales                            265,876      1,060,074       2,041,228        886,895        1,686,116
===============                            =======      =========       =========        =======        =========
Cost of sales:
Cost of services sold                     (98,204)      (391,548)       (769,321)      (341,450)        (644,034)
Cost of sales of telephones and
accessories                               (57,193)      (228,033)       (469,651)      (223,282)        (453,232)
Total cost of sales                      (155,397)      (619,581)     (1,238,972)      (564,732)      (1,097,266)
===================                      =========      =========     ===========      =========      ===========
Gross margin                               110,479        440,493         802,256        322,163          588,850
============                               =======        =======         =======        =======          =======
Operating expenses:
Selling and distribution costs            (37,720)      (150,393)       (309,290)      (145,592)        (274,757)
Administration and other
operating costs                            (9,849)       (39,270)        (87,171)       (50,579)         (88,616)
Total operating expenses                  (47,569)      (189,663)       (396,461)      (196,171)        (363,373)
========================                  ========      =========       =========      =========        =========
Operating profit                            62,910        250,830         405,795        125,992          225,477
Interest and other financial
(expenses)/gains, net                        3,486         13,898             162      (303,955)        (370,049)
Profit before taxation                      66,396        264,728         405,957      (177,963)        (144,572)
======================                      ======        =======         =======      =========        =========
Taxation benefit/(charge)                 (12,379)       (49,356)        (53,867)          3,718            1,871
Comprehensive net income/(loss)             54,017        215,372         352,090      (174,245)        (142,701)
================================            ======        =======         =======      =========        =========

U.S. GAAP (unaudited)
Revenues                                   265,919      1,060,246       2,041,632        886,585        1,520,700
Cost of sales                            (154,843)      (617,374)     (1,234,510)      (562,304)        (928,755)
Operating expenses                        (47,569)      (189,663)       (396,461)      (196,171)        (363,373)
Interest and other financial
(expenses)/gains, net                       21,013         83,780         142,105      (303,955)        (363,021)
Taxation benefit/(charge)                 (17,135)       (68,320)        (67,987)          3,767            2,287
Comprehensive net income/(loss)             67,385        268,669         484,779      (172,078)        (132,162)
Other Financial and Operating
Data (unaudited)
Adjusted EBITDA (IAS) (2)                  107,215        427,477         751,932        252,595          460,598
Adjusted EBITDA (U.S. GAAP) (2)            107,231        427,539         752,166        252,420          459,112
Net cash from operating                     30,031        119,738         478,164        136,752          177,899
activities
Net cash used in investing               (127,467)      (508,224)     (1,489,528)      (287,663)        (675,663)
activities
Net cash from/(used in)                     65,912        262,799       1,078,514         26,453        (488,349)
financing activities
Subscribers at end of period                   N/A            N/A       3,317,002            N/A        2,245,339
Monthly churn rate (%) (3)                     N/A            1.8             1.6            2.1              2.2


(1) Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 3.9871 per $1.00, the Fixing Rate announced by the National Bank of Poland on June 29, 2001. The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(2) Adjusted EBITDA represents operating profit plus depreciation and amortization. Adjusted EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt. Adjusted EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.

(3) The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

Balance Sheet Data


                                                              At                                  At
                                                         June 30, 2001                     December 31, 2000

                                         ------------------------------------------------------------------------
                                         ------------------------------------------------------------------------
                                                    USD                    PLN                    PLN
                                         ------------------------------------------------------------------------
                                         ------------------------------------------------------------------------
                                                                     (in thousands)
                                         ------------------------------------------------------------------------
                                         ------------------------------------------------------------------------

International    Accounting    Standards
(unaudited)
Long-term assets and deferred taxes                      1,555,518           6,202,006                 6,127,889
Total assets                                             1,792,395           7,146,458                 7,039,989
Long-term   liabilities,   deferred  tax
liabilities and provisions                               1,360,186           5,423,197                 4,160,008
Total liabilities                                        1,544,197           6,156,869                 6,353,042
Shareholders' equity                                       248,198             989,589                   686,947

U.S. GAAP (unaudited)

Long-term assets                                         1,635,052           6,519,117                 6,099,364
Total assets                                             1,850,614           7,378,582                 7,011,464
Shareholders' equity                                       267,488           1,066,503                   609,704



 Operating overview

         PTC was formed in December 1995, and was awarded a 15-year non-exclusive GSM 900 License in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of our GSM network and, in September 1996, started offering services to our subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth.

         In August 1999, we were granted a GSM 1800 License, also on a 15-year non-exclusive basis. Our GSM 1800 License enabled us to substantially enhance our call volume capacity, particularly in major urban areas. We commenced services under our GSM 1800 License on March 1, 2000.

         In December 2000, we were granted a UMTS License, on a 20-year non-exclusive basis. Our UMTS License will allow us to provide high-speed data and Internet services over our mobile network. We expect to begin offering these services in 2003.

         Since we started our activity we have been using Era GSM brand name, which we changed, in March 2001, to Era to begin positioning it as a technology independent brand in advance of the UMTS launch. We also launch two sub-brands Era Biznes, for business customers, and Era Moja for private customers, as a follow up for the strategy change in November 2000.

         The following table sets forth key business indicators:


                                                --------------------------------------------------------------
                                                  Three months  Six months ended Three months   Six months
                                                     ended       June 30, 2001      ended          ended
                                                 June 30, 2001                  June 30, 2000  June 30, 2000
                                                --------------------------------------------------------------
                                                ---------------------------------

Subscribers:
Gross subscribers additions..............................399,704         807,938       371,370        757,285
Churn  rate (monthly average) (%)............................1.8             1.6           2.1            2.2
Net subscriber additions.................................228,178         514,022       239,971        493,864
Total subscribers......................................3,317,002       3,317,002     2,245,339      2,245,339
Of which:
   Post-paid subscribers...............................2,229,630       2,229,630     1,733,742      1,733,742
   Pre-paid subscribers................................1,087,372       1,087,372       511,597        511,597
Growth of total subscriber base in the
  preceding twelve months (%)                                 48              48            81             81
Traffic:
Average monthly minutes of use...............................165             158           161            157
Average monthly number of SMSs................................12              12             6              5
Average monthly revenue per user ..........................104.3           104.6         130.9          129.8
   Change from prior year (%)...............................(20)            (19)          (19)           (18)
Coverage of GSM cellular network in Poland:
   Geographical area covered (%)............................95.0            95.0          89.0           89.0
   Population covered (%)...................................99.0            99.0          97.5           97.5


Financial Review

Factors Affecting Revenues

Overview

         We are the largest wireless telephony services provider in Poland with approximately 3.3 million subscribers, a 40.3% share of the total Polish wireless market and a 43.7% share of the Polish post-paid market, in each case, as of June 30, 2001. We have national GSM 900, GSM 1800 and UMTS Licenses. As of June 30, 2001, our GSM network covered approximately 95.0% of the geographic area of Poland, representing approximately 99.0% of the total Polish population. On June 28, 2001, we completed the last five links of our SDH network, a substantial portion of which has been operational since January 2001. This network consists of 19 links and is 3,600 kilometers in length, connecting the 12 most important metropolitan centers including Warsaw, Krakow, Gdansk and Szczecin, where our mobile switching centers are located. The SDH microwave backbone network is intended to reduce our reliance on leased lines, provide better transmission quality and reduce our operating costs. To distribute our products and services, we use a network of 25 dealers with 915 points of sale and 640 authorized business advisors, own direct sales force of 100 authorized advisors and a national network of our own 67 retail outlets.

         The main source of our revenue is airtime charges, consisting primarily of monthly service fees, and charges for calls that originate or terminate in our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime tariffs include revenues from incoming and outgoing calls, a relatively small amount of charges for "roaming" calls and revenue from the usage of pre-paid airtime cards. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international and roaming charges on their incoming calls. We anticipate that, as our network and subscriber base grow and our business matures in coming years, airtime revenues, data services, GPRS access fees, SMS fees and monthly service fees will account for an increasing proportion of our total revenues, while the proportion of total revenues derived from sales of handsets and accessories, as well as new subscriber activation fees, will decrease. We believe that the anticipated decrease in revenues from handset sales will substantially result from an anticipated continued decrease in the retail price of handsets, rather than from a reduction in the number of handsets sold.

         Our revenues depend on the number of subscribers, call volume and tariff pricing. Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. Continued subscriber and call volume growth will depend on a number of factors, including pricing and promotions (including handset replacement programs), as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that average minutes of use and revenue per subscriber will fall as the cellular telephone penetration level in Poland increases. We believe that this trend has been accentuated over the last twelve-month period by the increase in our pre-paid subscriber base.

         Contingent upon the availability of network infrastructure, equipment and handsets, we expect to widely offer GPRS-based data services in late 2001 and UMTS services in early 2003. Further, competition in the market may increase because the Polish Government announced that it may run a tender for a fourth mobile operator during 2002.

         The higher data transmission rates of GPRS and UMTS in the air interface relative to GSM enables network operators to offer a broader range of services than is possible using GSM. We expect that these new services will appeal to the mass market over time but we can provide no assurance that this will be the case. In addition, the success of these new services would substantially depend on the availability of user-friendly handsets from handsets producers and our ability to identify and enter into agreements with content providers, content aggregators, applications service providers and mobile commerce partners to deliver such services to our subscribers. We believe that, if we are successful in these efforts, we may be able to reverse the downward trend in average revenue per user by replacing falling average voice revenues with revenues for use of data services, commissions received from mobile commerce partners and charges for advertising.

Subscriber Growth

         New subscriber activations are driven by the success of marketing efforts and unmet demand for telecommunications services in Poland resulting from the growth of the Polish economy and low wireline penetration rates.

         During the three months ended June 30, 2001, we attracted 399,704 new gross subscriber additions, 7.6% more than in the corresponding period of 2000. During the six months ended June 30, 2001, we attracted 807,938 new gross subscribers, approximately 6.7% more than in the six months ended June 30, 2000. We increased our total net subscriber base by 47.7% to 3,317,002 subscribers as of June 30, 2001, from 2,245,339 subscribers as of June 30, 2000.

         As of June 30, 2001, our subscribers consisted of approximately 67.2% post-paid subscribers and 32.8% pre-paid subscribers. The proportion of gross additions selecting post-paid tariffs has declined gradually during each quarter from approximately 74.7% in the first quarter of 2000 to 57.3% in the second quarter of 2001. The decrease in the proportion of post-paid subscribers in our network is a result of a change in the prepaid proportion in the gross additions and reflects the slow-down in postpaid growth caused by the deteriorating Polish economic situation coinciding with growing acceptance of prepaid services with no contractual obligations. This situation is visible in the whole wireless market which is reflected by PTC's relatively stable market share in the postpaid segment.

         In the three months ended June 30, 2001,  the overall  Polish  wireless
market  grew  by  another  10%  to   approximately   8.2  million   subscribers,
representing an approximate 21.3% penetration of Poland's total population.

         As of June 30, 2001, our subscriber base represented approximately 40.3% of the total Polish wireless market and 43.7% of the Polish post-paid market, making us the leader among wireless services providers in Poland.

Churn Rate

         "Churn" refers to disconnected subscriptions, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to non-payment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). Prior to December 2000, pre-paid subscribers were treated as having churned if they had not recharged their pre-paid coupons within a six month period. Since then, pre-paid subscribers have been treated as having churned if they have not recharged their pre-paid coupons within a twelve month period in line with the practice of our two competitors.

         We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive subscriber service at competitive prices. In order to better enable us to recover subscriber acquisition costs from churn, we require our subscribers who purchase services during promotional campaigns to pay a fee, equal to the discount on the full cost of their handset or activation fee, if they change tariff plans or cancel their subscriber contract prior to the expiration of a minimum period (generally two years). We have also launched a loyalty program similar to airline mileage award programs which is based on minutes of airtime used by subscribers.
Nevertheless, we believe that our success in subscriber retention or cost recovery measures will depend to a large extent upon competitive factors beyond our control. In particular, we believe that the tariff structure and minimum subscription period requirements implemented by our principal competitors will be a significant factor in our subscriber retention.

         The average monthly churn rate for the three months ended June 30, 2001 was 1.8% compared to 2.1% as a monthly average for the three months ended June 30, 2000. For the six months ended June 30, 2001, average monthly churn rate was 1.6% compared to 2.2% as an average for the six months ended June 30, 2000. The average monthly churn rate for post-paid subscribers for the three month and six month periods ended June 30, 2001, slightly increased to 2.4% and 2.2%, respectively, compared to 2.0% and 2.1% for the three and six month periods ended June 30, 2000, respectively. This increase is primarily due to the fact that in the second quarter of 1999 we introduced our low user Halo tariff which was highly successful in boosting our subscriber base with customers who signed standard two year contracts with the expiration dates during the second quarter of 2001. After the expiration of such contract customers may leave our network without the payment of additional fees. In order to minimize churn rate in this group of customers, we ran several loyality and retention programs but we nonetheless recorded a slight increase in the churn rate for post-paid subscribers, which we believe was substantially caused by a portion of former Halo subscribers decided to either case subscribing to mobile telephony services or chose to signs a new contract with one of our competitors, taking advantage of promotional discounts to customers buying new subscriptions only. The churn rate for pre-paid customers decreased significantly to 0.5% and 0.3% for the three and six month periods ended June 30, 2001, respectively, compared to 2.2% and 2.5% for the three and six month periods ended June 30, 2000, respectively. This was primarily due to the change in the disconnection policy which took place in November 2000, and extended the coupon validity for pre-paid customers from six to twelve months, which resulted in a six months disconnection free period as we effectively added six months to the coupons validity period. This change brought our disconnection policy in line with that of our two competitors. Regular disconnections of pre-paid customers began to increase again during the second quarter of 2001, as the disconnection free period, being a result of an extension of coupon validity period from six to twelve months, ended at the end of May 2001.

         We believe that the dropping churn rates over the last twelve months, which we had despite strong competition, were the result of our Loyalty Program, new tariff plans, market segmentation and value-added services, which we believe reflects our subscribers' satisfaction and the high quality of our services and shows commitment to providing our subscribers with the best service in the Polish market.

Subscriber Mix

         Our revenues are also affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher lifetime average revenue values than pre-paid subscribers, as they tend to make a higher number of calls. These calls also tend to be longer in duration than those made by our pre-paid subscribers. In addition, our post-paid subscribers make more calls than they receive as compared to our pre-paid subscribers. Furthermore, post-paid business subscribers generally have higher lifetime average subscriber values than non-business post-paid subscribers for reasons similar to those given above. Our subscriber base currently includes 32.8% pre-paid subscribers. We expect the number of our pre-paid subscribers to increase in the future, which may result in a continued decline in Average Revenue Per User Per Month, or ARPU, in respect of voice services. In November 2000, we refocused our marketing efforts to tailor them to the different elements of our subscriber mix.

         With the introduction of GPRS and UMTS services we expect to be able to address an additional subscriber segment with "Machine to Machine" or telematic services. These services would be tailored for business subscribers to enable their fixed assets or products to be connected to our network for the purpose of transmitting and receiving data that increases operating efficiency or improves product functionality.

Tariff Policy

         We launched a set of new tariffs on November 15, 2000 to better suit the market needs. We expect that the introduction of our new tariff plans will, in the short term, affect our revenues. We believe, however, that our new tariff plans and our accompanying marketing strategy will eventually enhance our competitive position and help us remain as the leading supplier of wireless services in Poland. Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is significantly dependent on competitive factors. We offer eight post-paid tariff structures and two pre-paid tariff structures, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments. Airtime tariffs for domestic calls vary depending on the time of day a call is made, while tariffs for international calls vary according to the destination of the call. We charge separately for certain bundles of the value-added services offered, such as call waiting, short message service and data and facsimile transmission. We regularly run promotions in which our price for service activation, handsets or both have been reduced for the time of promotion period. However, our price level will depend on the level of competition in the Polish GSM telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Tariffs for inbound traffic are set by interconnect agreements with TPSA, Polkomtel, El-Net, Netia and other fixed-line operators.

Minutes of Use

         The average number of Minutes of Use, or MOUs, per month for the three and six month periods ended June, 2001 was 165 and 158, respectively, compared to 161 and 157 minutes for the three and six month periods ended June 30, 2000, respectively. For the three and six month periods ended June 30, 2001, the average number of MOUs per month was 202 and 191 minutes for post-paid subscribers, respectively and 84 and 81 minutes for pre-paid subscribers, respectively, compared to 180 and 173 for post-paid customers and 94 and 98 for pre-paid subscribers, for the three and six month periods ended June 30, 2000, respectively. The increase in minutes of use is the result of the fact that we stimulate usage by bundling a number of free minutes into the monthly fee as well as by offering free or discounted minutes with the new subscriptions. We believe this strategy may gradually increase individual subscriber ARPUs as our customers become more used to substituting wireless connections for fixed line connections in their calling habits.

Short Message Services

         The average number of Short Message Services, or SMS, was approximately 12 SMSs per subscriber per month for the three and six month periods ended June 30, 2001 compared to almost 6 and 5 SMSs per subscriber per month for the three and six month periods ended June 30, 2000, respectively. For the three and six month periods ended June 30, 2001, the average number of SMSs per subscriber per month was 12 SMSs per post-paid subscriber and 10 SMSs per pre-paid subscriber compared to7 and 6 SMSs for post-paid and 3 and 2 SMSa for pre-paid, respectively for the three and six month periods ended June 30, 2000.

         We believe that the number of SMSs will increase during the remaining two quarters of 2001, thereby increasing the portion of ARPU coming from data transmission.

Average Revenue Per User

         For the three and six month periods ended June 30, 2001, overall ARPU decreased to PLN 104 and PLN 105, respectively, from PLN 131 and PLN 130 for the three and six month periods ended June 30, 2000. The decrease was the result of shift in the mix out-bound to in-bound calls, the revenue from which is less that the revenue from out-bond calls and lower revenues per minute from our post-paid subscribers as a result of the November 2000 tariff reductions and the use of promotional airtime rates. In the three and six month periods ended June 30, 2001, ARPU in respect of post-paid subscribers was PLN 135 and PLN 134, respectively, and ARPU in respect of pre-paid subscribers was PLN 37. This represents a 13.4% and 12.7% decline over the three and six month period ended June 30, 2000 for post-paid subscribers and 15.5% for pre-paid subscribers. We believe that the significant fall on the pre-paid side is largely the result of the change in disconnection policy increasing the proportion of dormant subscribers in the subscriber base.

Factors Affecting Expenditures

         The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales

Our cost of sales includes:

         o costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers);

         o amortization and depreciation charges associated with licenses fees and fixed assets;

         o        other external services;

         o payments for the provision by third parties, principally TPSA, of leased lines between other operators' networks and our network, and also between elements of our network;

         o commission payments to the dealers and sales force associated with subscriber acquisition; and

         o payments to other operators, principally TPSA, for delivering calls that terminate outside our network.

         We anticipate that, as our network and subscriber base grows and the business matures in coming years, the relative proportions of these expenses will shift away from the cost of merchandise sales and fixed asset amortization and depreciation charges, toward aggregate leased line and interconnection fees, which vary with call volumes.

         Prior to the issuance in May 1997 of the Interconnect Decision, we incurred no interconnect fees since the operator of the network in which the call initiated was entitled to retain all of the amount charged for the call. The Interconnect Decision established a system of interconnect charges in which we pay TPSA for calls terminating in TPSA's network and TPSA pays for calls terminating in our network. Since the reciprocal charge system has been in place, the cost of fees payable by us have been more than offset by increases in revenue from interconnect fees for incoming calls. In addition, as a result of a new Framework Agreement with TPSA, we are entitled to a 60% discount on certain of TPSA's standard leased line tariffs, with additional incremental discounts of between 5% and 15% for long-term arrangements lasting between one and five years. Nevertheless, the interconnect fees paid to TPSA and the leasing of lines from TPSA each make up a significant portion of our expenses.

         To reduce dependence on TPSA, we have taken two actions. First, we have contracted with Ericsson to construct an SDH microwave backbone network in order to reduce the use of leased lines for GSM 900 and GSM 1800 operations. This backbone has been operational from January 2001, which we believe will continue to decrease the leased line expenses and our reliance on TPSA lines. We believe that the backbone network will reduce, but not eliminate, our need for leased lines and related fees, as our backbone network will not offer the complete geographic coverage of Poland that TPSA lines do, but rather will cover connections between areas of major population density and high call volume. Second, we have entered into an interconnection agreement with Netia Telekom and El-Net and other alternative fixed-line providers, and we are actively pursuing agreements with other fixed-line providers to establish interconnect points throughout Poland.

         Our GSM 900 License restricted us only to the use of lines leased from TPSA for our GSM 900 operations. Our GMS 1800 License contained no such restrictions. We successfully petitioned to amend the terms of such licenses to enable us to use other leased lines. Accordingly, we are able to connect components of our network and to interconnect with other cellular telephony providers in Poland without the use of leased lines from TPSA. However, we continue to interconnect with TPSA to provide international connections.

         In connection with the development of our UMTS services, we will be incurring substantial start-up costs. Moreover, following the expected introduction of GPRS services in 2001 and UMTS services in 2003, we expect to begin to incur significant additional costs of sales that we will incur in our efforts to increase average revenue per user through the provision of new enhanced data-based services.

         These new cost streams are expected to include, but may not be limited to, royalties and fees paid to content providers, payments to applications service providers (which may or may not include revenue sharing arrangements), increased costs of in-house product development and product marketing, increased depreciation for the enabling GPRS and UMTS network infrastructure and, from 2003, amortization charges for the UMTS License.

Operating Expenses

         Our operating expenses consist of:

         o selling and distribution costs (other than fixed commissions to the dealers and sales force which acquire subscribers that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and

         o administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.

Results of Operations for the three months ended June 30, 2001 and 2000

Net Sales

         Total net sales increased by approximately 19.5% to PLN 1,060.1 million in the three months ended June 30, 2001 from PLN 886.9 million in the three months ended June 30, 2000. Total net sales consist of service revenues or fees and sales of telephones and accessories.

         Service Revenues and Fees. Service revenues and fees increased by 21.2% to PLN 1,007.2 million in the three months ended June 30, 2001 from PLN 831.2 million in the three months ended June 30, 2000. Service revenues and fees represented 95.0% of total net sales in 2001 compared to 93.2% in 2000.

         The increase of service revenues and fees in the three months ended June 30, 2001 compared to the three months ended June 30, 2000 was due primarily to an increase in the number of subscribers of approximately 47.7%. We believe that the substantial increase in our subscriber base was primarily due to the success of our marketing efforts in attracting new customers in a dynamic market. This increase of service revenues and fees was partially offset by:

         o a decline in the average rate per minute of use as a result of our introduction of bundles of cheaper minutes and new tariff plans, our attraction of a higher percentage of pre-paid subscribers and, in order to stimulate data usage among our subscribers, the inclusion of a limited free SMS service in our monthly fee;

         o a shift in the mix of out-bound calls to in-bound calls, the revenue from which is less than the revenue from out-bound calls; and

         o        an increasing  proportion of pre-paid subscribers in the total
                  subscriber   base   which    subscribers    typically   having
                  significantly lower ARPU than post-paid subscribers.

         Sales of Telephones and Accessories. Revenues on sales of telephones and accessories decreased by 5.0% to PLN 52.9 million in the three months ended June 30, 2001 from PLN 55.7 million in the three months ended June 30, 2000. Revenues on sales of telephones and accessories represented 5.0% of total net sales in the three months ended June 30, 2001, compared to 6.3% in the three months ended June 30, 2000.

         As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that a substantial amount of our future net sales and substantially all positive gross margins will result from airtime revenues and monthly service fees rather than activation fees and the sale of handsets and accessories. We believe that discounts on the sale of handsets and accessories will continue to have a decreasing impact upon our results of operations as the proportion of gross additions to the existing subscriber base continues to fall.

         The revenues from sale of equipment and accessories in the three months ended June 30, 2001 decreased compared to the three months ended June 30, 2000 primarily due to a decrease in the average retail price of handsets sold and higher average subsidies offered to our customers in respect of these handsets. This decrease took place notwithstanding increased handsets sales as a result of an increase in gross additions of new subscribers in the three months ended June 30, 2001 compared to three months ended June 30, 2000. This decrease in sales of telephones and accessories was partially offset by a change in the mix of new subscribers reflecting an increasing portion of pre-paid subscribers.

Cost of Sales

         Total cost of sales increased by 9.7% to PLN 619.6 million in the three months ended June 30, 2001 from PLN 564.7 million in the three months ended June 30, 2000. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

         Cost  of  Services   Sold.   Costs  of  services   sold   increased  by
approximately 14.7% to PLN 391.5 million in the three months ended June 30, 2001 from PLN 341.5 million in the three months ended June 30, 2000.

         The increase in cost of services sold was primarily due to:

         o a 41.3% increase in depreciation and amortization charges to PLN 163.2 million in the three months ended June 30, 2001 from PLN 115.5 million in the second quarter of 2000;

         o a 35.6% increase in interconnection expenses to PLN 64.4 million in the three months ended June 30, 2001 from PLN 47.5 million in the second quarter of 2000; and

         o an increase in wages and salaries of network support staff, which we include in cost of sales.

         The increase in cost of services sold was partially offset by a 53.1% decrease in leased line expenses to PLN 19.1 million in the three months ended June 30, 2001 from PLN 40.7 million in the three months ended June 30, 2000. The decrease in leased line expenses is mainly a result of the expansion of our SDH backbone network and the resultant reduction in our use of leased lines.

         Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories increased by PLN 4.7 million, or 2.1%, to PLN 228.0 million in the three months ended June 30, 2001 from PLN 223.3 million in the three months ended June 30, 2000. The marginal increase in the cost of telephones and accessories was the result of an approximately 7.6% increase in gross additions and the commencement of retention to subsidize replacement terminals for our highest ARPU customers. This was offset by a general decrease in handset purchase prices, as well as a change in our subscriber structure with an increasing number of prepaid customers who receive less sophisticated handsets and customers who buy second-hand handsets.

Gross Margin

         Gross margin was PLN 440.5 million, or 41.6% in the three months ended June 30, 2001, compared to PLN 322.2 million, or 36.3% in the three months ended June 30, 2000. The increase in gross margin in the three months ended June 30, 2001 compared to the three months ended June 30, 2000 was primarily due to the substantial increase in the net subscriber base during this period and the resulting economics of scale realized in the operation of our network and the delivery of services to our subscribers, together with a proportional fall in total acquisition costs relative to total cost of sales.

Operating Expenses

         Operating expenses decreased by 3.3% to PLN 189.7 million in the three months ended June 30, 2001 from PLN 196.2 million in the three months ended June 30, 2000. Operating expenses consist of selling and distribution costs and administration and other operating expenses.

         Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs decreased to 14.2% in the three months ended June 30, 2001 from 16.4% in the three months ended June 30, 2000. In absolute terms, selling and distribution costs increased by 3.3% to PLN 150.4 million in the three months ended June 30, 2001 from PLN 145.6 million in the three months ended June 30, 2000. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers.

         The decrease in selling and distribution costs in absolute terms in the three months ended June 30, 2001 compared to the three months ended June 30, 2000 was primarily due to decrease in advertising costs coupled with decrease doubtful debtors provision.

         Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 3.7% and 5.7% in the three months ended June 30, 2001 and 2000, respectively. Administration and other operating costs decreased by approximately 22.4% to PLN 39.3 million in the three months ended June 30, 2001 from PLN 50.6 million in the three months ended June 30, 2000.

         The decrease in administration and other costs in absolute terms in the three months ended June 30, 2001 compared to the three months ended June 30, 2000, primarily come from a one-time settlement of a major contract with an infrastructure supplier resulted in a net gain of PLN 4.7 million.

Operating Profit

         Due to the above factors, operating profit was PLN 250.8 million and PLN 126.0 million for the three months ended June 30, 2001 and 2000, respectively, and operating margin was 23.7% and 14.2% in the three months ended June 30, 2001 and 2000, respectively.

Financial Expenses

         In the first quarter of 2001, we implemented new accounting standard IAS 39 Financial Instruments: Recognition and Measurement. As a result changes in fair value of derivatives embedded in our Notes and other contracts are recognized as other financial income or expense in the statement of operations. For the three months ended June 30, 2001 we recognized other financial loss of PLN 7.6 million.

         Interest and other financial income, net, were PLN 13.9 million in the three months ended June 30, 2001, as compared to the interest and other financial expenses, net, in the amount of PLN 304.0 million in the three months ended June 30, 2000. Financial expenses primarily arose from interest expenses on our Bank Credit Facilities, the Bridge Loan, the 10 3/4% Notes, 11 1/4% Notes and 10? % Notes, capital lease obligations for our head office and foreign exchange gains and losses, both realized and unrealized, on foreign currency denominated liabilities.

         In the three months ended June 30, 2001, net interest expenses were PLN
117.7 million, as compared to PLN 125.5 million in the three months ended June 30, 2000. The decrease in net interest expenses in the three months ended June 30, 2001 was the result of further appreciation of Zloty against US$ and Euro as significant portion of our debt is denominated in those currencies together with the decrease of interest rates for Zloty. Net interest expense as a percentage of total revenues was 11.1% and 14.2% in the three months ended June 30, 2001 and 2000, respectively.

         We expect that interest expenses will continue to have a significant impact on net results due to our highly leveraged structure of financing.

         The majority of our debt is denominated in foreign currency. Accordingly, in Zloty terms, our financial expenses fluctuate as a result of changes in foreign exchange rates. For the six months ended June 30, 2001, the Zloty further strengthened against the Euro to (euro)1 = PLN 3.3783 and against the U.S. Dollar to US$1 = PLN 3.9871. The quarter end exchange rates resulted in a net foreign exchange gain of PLN 139.2 million in the three months ended June 30, 2001, compared to a net foreign exchange loss of PLN 178.4 million in the three months ended June 30, 2000. Net foreign exchange gains in the three months ended June 30, 2001 include loss of PLN 58.4 million related to realized transactions and the reminder to the revaluation of financial assets and liabilities denominated in foreign currency.

         We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

Taxation Charge

         The profit before taxation amounted to PLN 264.7 million for the three months ended June 30, 2001, compared to a loss before taxation of PLN 178.0 million for the three months ended June 30, 2000. For the three months ended June 30, 2001, we had an estimated tax charge of PLN 49.4 million compared to an estimated tax benefit of PLN 3.7 million for the three months ended June 30, 2000.

         In accordance with current interpretations of the Polish tax law, the cost of our GSM 900, GSM 1800 and UMTS Licenses are recorded for current tax purposes on a cash basis, which are the most significant component of the total deferred tax liability, net, of PLN 107.1 million as of June 30, 2001, as compared to a deferred tax liability, net, of PLN 60.5 million as of June 30, 2000.

Results of Operations for the six months ended June 30, 2001 and 2000

         During the first quarter of 2001, we introduced two new standards into our accounting policy. We adapted IAS 39 on January 1, 2001. This standard establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities.

         In the first quarter of 2001, we also adopted our IAS (International Accounting Standards) revenue recognition policy to be as far as possible, consistent with the requirements of the Security and Exchange Commission Staff Accounting Bulleting no. 101 "Revenue Recognition ". This adds interpretation to the basic principles of revenue recognition in already existing generally accepted accounting principles in the United States (U.S. GAAP). Based on the above bulletin and further interpretations, we set up the criteria for recognition of multiple-element transactions (handset, activation and telecommunication services) and accordingly adjusted presentation in the IAS financial statements. The resulting adjustment to the opening balance of accumulated deficit, as at January 1, 2001, resulted in a decrease of deficit by PLN 11.7 million. In the first six months of 2001 it resulted in the increase of both revenue and cost of sales by PLN 28.3 million thus it did not affect the net profit reported as of June 30, 2001.



Net Sales

         Total net sales increased by approximately 21.1% to PLN 2,041.2 million in the six months ended June 30, 2001 from PLN 1,686.1 million in the six months ended June 30, 2000. Total net sales consist of service revenues or fees and sales of telephones and accessories.

         Service Revenues and Fees. Service revenues and fees increased by 23.2% to PLN 1,935.6 million in the six months ended June 30, 2001 from PLN 1,571.2 million in the six months ended June 30, 2000. Service revenues and fees represented 94.8% of total net sales in 2001 compared to 93.2% in 2000.

         The increase of service revenues and fees in the six months ended June 30, 2001 compared to the six months ended June 30, 2000 was due primarily to an increase in the number of subscribers of approximately 47.7%. We believe that the substantial increase in our subscribers was primarily due to the success of our marketing efforts in attracting new customers in a dynamic market. This increase of service revenues and fees was partially offset by:

         o a decline in the average rate per minute of use as a result of our introduction of bundles of cheaper minutes and new tariff plans, our attraction of a higher percentage of pre-paid subscribers and, in order to stimulate data usage among our subscribers, the inclusion of a limited free SMS service in our monthly fee;

         o a shift in the mix of out-bound calls to in-bound calls, the revenue from which is less than the revenue from out-bound calls; and

         o        an increasing  proportion of pre-paid subscribers in the total
                  subscriber   base   which    subscribers    typically   having
                  significantly lower ARPU than post-paid subscribers.

         Additionally, we were able to record revenues coming from international call originated outside Poland and terminated in our network, following the new regulation issued by Office for Telecommunications Regulations on May 28, 2001. This new regulation contributed 0.9% of total revenues from the May 28 onwards. This decision includes no rights to retrospective claims.

         Sales of Telephones and Accessories. Revenues on sales of telephones and accessories decreased by 8.0% to PLN 105.6 million in the six months ended June 30, 2001 from PLN 114.9 million in the six months ended June 30, 2000. Revenues on sales of telephones and accessories represented 5.2% of total net sales in the six months ended June 30, 2001, compared to 6.8% in the six months ended June 30, 2000.

         As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that a substantial amount of our future net sales and substantially all positive gross margins will result from airtime revenues and monthly service fees rather than activation fees and the sale of handsets and accessories. We believe that discounts on the sale of handsets and accessories will continue to have a decreasing impact upon our results of operations as the proportion of gross additions to the existing subscriber base continues to fall.

         The revenues from sale of equipment and accessories in the six months ended June 30, 2001 decreased compared to the six months ended June 30, 2000 primarily due to a decrease in the average retail price of handsets sold and higher average subsidies offered to our customers in respect of these handsets. This decrease took place notwithstanding increased handsets sales as a result of an increase in gross additions of new subscribers in the six months ended June 30, 2001 compared to six months ended June 30, 2000. This decrease in sales of telephones and accessories was partially offset by a change in the mix of new subscribers reflecting an increasing portion of pre-paid subscribers.

Cost of Sales

         Total cost of sales increased by 12.9% to PLN 1,239.0 million in the six months ended June 30, 2001 from PLN 1,097.3 million in the six months ended June 30, 2000. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

         Cost  of  Services   Sold.   Costs  of  services   sold   increased  by
approximately 19.5% to PLN 769.3 million in the six months ended June 30, 2001 from PLN 644.0 million in the six months ended June 30, 2000.

         The increase in cost of services sold was primarily due to:

         o a 49.6% increase in depreciation and amortization charges to PLN 319.8 million in the six months ended June 30, 2001 from PLN 213.8 million in the second quarter of 2000;

         o a 34.2% increase in interconnection expenses to PLN 120.5 million in the six months ended June 30, 2001 from PLN 89.8 million in the second quarter of 2000; and

         o an increase in wages and salaries of network support staff, which we include in cost of sales.

         The increase in cost of services sold was partially offset by a 43.3% decrease in leased line expenses to PLN 43.9 million in the six months ended June 30, 2001 from PLN 77.4 million in the six months ended June 30, 2000. The decrease in leased line expenses is mainly a result of the expansion of our SDH backbone network and the resultant reduction in our use of leased lines.

         Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories increased by PLN 16.5 million, or 3.6%, to PLN 469.7 million in the six months ended June 30, 2001 from PLN 453.2 million in the six months ended June 30, 2000. The marginal increase in the cost of telephones and accessories was the result of an approximately 6.7% increase in gross additions and the commencement of retention to subsidize replacement terminals for our highest ARPU customers. This was offset by a general decrease in handset purchase prices, as well as a change in our subscriber structure with an increasing number of prepaid customers who receive less sophisticated handsets and customers who buy second-hand handsets.

Gross Margin

         Gross  margin was PLN 802.3  million,  or 39.3% in the six months ended
June 30, 2001, compared to PLN 588.9 million, or 34.9% in the six months ended June 30, 2000. The increase in gross margin in the six months ended June 30, 2001 compared to the six months ended June 30, 2000 was primarily due to the substantial increase in the net subscriber base during this period and the resulting economics of scale realized in the operation of our network and the delivery of services to our subscribers, together with a proportional fall in total acquisition costs relative to total cost of sales.

Operating Expenses

         Operating expenses increased by 9.1% to PLN 396.5 million in the six months ended June 30, 2001 from PLN 363.4 million in the six months ended June 30, 2000. Operating expenses consist of selling and distribution costs and administration and other operating expenses.

         Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs decreased to 15.2% in the six months ended June 30, 2001 from 16.3% in the six months ended June 30, 2000. In absolute terms, selling and distribution costs increased by 12.6% to PLN 309.3 million in the six months ended June 30, 2001 from PLN 274.8 million in the six months ended June 30, 2000. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers.

         The increase in selling and distribution costs in absolute terms in the six months ended June 30, 2001 compared to the six months ended June 30, 2000 was primarily due to significant increases in advertising costs, as well as due to an increase in our sales force which resulted in related increases in salary costs. This increase was offset by a reduction in charges to doubtful debtors provision.

         Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 4.3% and 5.3% in the six months ended June 30, 2001 and 2000, respectively. Administration and other operating costs decreased by approximately 1.6% to PLN 87.2 million in the six months ended June 30, 2001 from PLN 88.6 million in the six months ended June 30, 2000.

         The decrease in administration and other costs in absolute terms in the six months ended June 30, 2001 compared to the six months ended June 30, 2000 primarily come from a one-time settlement of a major contract with an infrastructure supplier, which was recorded in the second quarter of 2001 resulting in net gain of PLN 4.7 million.

Operating Profit

         Due to the above factors, operating profit was PLN 405.8 million and PLN 225.5 million for the six months ended June 30, 2001 and 2000, respectively, and operating margin was 19.9% and 13.4% in the six months ended June 30, 2001 and 2000, respectively.

Financial Expenses

         Interest and other financial income, net, were PLN 0.2 million in the six months ended June 30, 2001, as compared to the interest and other financial expenses, net, in the amount of PLN 370.0 million in the six months ended June 30, 2000. Financial expenses primarily arose from interest expenses on our Bank Credit Facilities, the Bridge Loan, the 10 3/4% Notes, 11 1/4% Notes and 10?% Notes, capital lease obligations for our head office and foreign exchange gains and losses, both realized and unrealized, on foreign currency denominated liabilities.

         In the six months ended June 30, 2001,  net interest  expenses were PLN
235.3 million, as compared to PLN 245.6 million in the six months ended June 30, 2000. The decrease in net interest expenses in the six months ended June 30, 2001 was the result of further appreciation of Zloty against US$ and Euro as significant portion of our debt is denominated in those currencies. Net interest expense as a percentage of total revenues was 11.5% and 14.6% in the six months ended June 30, 2001 and 2000, respectively.

         We expect that interest expenses will continue to have a significant impact on net results due to our highly leveraged structure of financing.

         The majority of our debt is denominated in foreign currency. Accordingly, in Zloty terms, our financial expenses fluctuate as a result of changes in foreign exchange rates. For the six months ended June 30, 2001, the Zloty further strengthened against the Euro to (euro)1 = PLN 3.3783 and against the U.S. Dollar to US$1 = PLN 3.9871. The quarter end exchange rates resulted in a net foreign exchange gain of PLN 222.9 million in the six months ended June 30, 2001, compared to a net foreign exchange loss of PLN 124.5 million in the six months ended June 30, 2000. Net foreign exchange gains in the six months ended June 30, 2001, include loss of PLN 40.4 million related to realized transactions and the reminder to the revaluation of financial assets and liabilities denominated in foreign currency.

         We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

Taxation Charge

         The profit before taxation amounted to PLN 406.0 million for the six months ended June 30, 2001, compared to the loss before taxation of PLN 144.6 million for the six months ended June 30, 2000. For the six months ended June 30, 2001, we had an estimated tax charge of PLN 53.9 million compared to an estimated tax benefit of PLN 1.9 million for the six months ended June 30, 2000.

         In accordance with current interpretations of the Polish tax law, the cost of our GSM 900, GSM 1800 and UMTS Licenses are recorded for current tax purposes on a cash basis, which are the most significant component of the total deferred tax liability of PLN 107.1 million as of June 30, 2001, as compared to a deferred tax liability of PLN 60.5 million as of June 30, 2000.

Inflation

         Inflation has not had a significant effect on our operations or financial condition during the six months ended June 30, 2001. Since launching services in 1996, we have not increased our tariffs as a result of the rate of inflation, while many of our costs, partially labor costs, are inflation sensitive.

Liquidity and Capital Resources

         We  expect  to  have  substantial   liquidity  and  capital   resources
requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

         o capital expenditures for existing and new network operations, including significant UMTS network build-out costs;

         o        payment  of  license  payables,   including  significant  UMTS
                  License payables;

         o        debt service requirements relating to existing debt; and

         o        UMTS start-up expenses.

         Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of our business and for our working capital requirements. We expect to continue to incur substantial additional capital expenditures in order to expand and improve the quality of our network.

Sources of Financing

         Primary sources of financing available to us consist of the following:

o        cash flow from operating activities;

o        financing from banks;

o        financing from the issuance of senior subordinated guaranteed notes;

o        vendor financing; and

o        certain qualifying technical equipment, or QTE, leases.

         On February 20, 2001, we entered into the Bank Credit Facilities (as defined in "Description of Other Indebtedness") with Deutsche Bank AG London, as a lead arranger, and certain other lenders, pursuant to which the lenders agreed to provide us with facilities, both in foreign currencies and Zloty, in the aggregate principal amount of (euro)650 million. The purpose of these facilities was to repay the DM672 million senior loan entered into in 1997 and to finance certain capital expenditures and working capital requirements, including the payment of up to two-thirds of the initial installments of the UMTS license. See "Description of Other Indebtedness".

         We have agreed with certain parties to the (euro)100 Million Bank Credit Facility that any drawdowns under the (euro)100 Million Bank Credit Facility can only take place if the (euro)550 Million Bank Credit Facility is utilized in full. On August 6, 2001, Deutsche Bank AG and DresdnerKleinwortWasserstein launched a syndication for Euro 100 million Supplemental Credit Facility, as part of the biggest Bank Credit Facility ever signed in Poland and granted to us in February 2001 in the amount of Euro 650 million. In full co-operation with us, Deutsche Bank and DresdnerKleinwortWasserstein are syndicating a portion of their existing commitments as arranging banks to the to the Euro 650 million facility. This syndication does not raise any additional funding for our Company.

         On March 30, 2001, we entered into a senior subordinated bridge loan facility with Deutsche Bank AG London, pursuant to which we borrowed (euro)28 million. We used the proceeds from this loan to fund one-third of the March 31, 2001 installment of our UMTS License. We used part of the proceeds from the sale of the 10?% Notes, to pay off this loan.

         On May 2, 2001 we entered into a purchase agreement with PTC International Finance II S.A. and Deutsche Bank AG London and Dresdner Bank AG London Branch, pursuant to which on May 8, 2001 we guaranteed the issuance by PTC International Finance II S.A. of the (euro)200,000,000 10?% Senior Subordinated Guaranteed Notes due 2008.

         We expect to continue to rely upon these sources of liquidity and capital resources in the future.

         Under our current business plan, we expect that borrowings under the Bank Credit Facilities and under our various senior subordinated notes, together with future potential vendor financing, will provide us with the financing we require to fund our operations. We cannot assure you, however, that we will not need additional financing or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

         The need for additional financing, as well as our revenues, the capital expenditures required to further build out our GSM and UMTS networks and the expenses involved in our operations will depend on a number of elements, including:

         o        our ability to meet build-out schedules;

         o growth in our market penetration, our market share and the effectiveness of our competitors in such markets;

         o        cost of new network equipment and maintenance of our networks;

         o        regulatory changes;

         o        currency exchange rate fluctuations;

         o        the availability and terms of vendor financing;

         o        changes in technology; and

         o        the availability of UMTS infrastructure and handsets.

         As our capital expenditure and operating expenses are linked directly to our subscriber growth, our actual capital expenditure requirements and other cash operating needs may also increase if we add more new subscribers than expected. If our capital expenditure requirements and other cash operating needs were to increase, we may also need other additional financing. We cannot assure you that any additional financing would be available on satisfactory and commercially acceptable terms or at all.

Cash Flow from Operating Activities

         Net cash generated from operating activities was PLN 478.2 million for the six months ended June 30, 2001 compared to PLN 177.9 million for the six months ended June 30, 2000. Non-cash provisions and net non-operating items for the same periods were PLN 377.3 million and PLN 653.9 million, respectively. These principally reflect depreciation, amortization, provisions for doubtful debtors, foreign exchange losses/gains and interest expense resulting from business growth and expanded financial activities. In addition, net cash from working capital items was PLN 58.2 million in the six months ended June 30, 2001, compared to net cash flow used for working capital items of PLN 85.6 million in the six months ended June 30, 2000. The improvement in the six months ended June 30, 2001 was primarily due to improved management of trade payables and inventory.

Cash Used in Investing Activities

         Net cash used in investing activities was PLN 1,489.5 million for the six months ended June 30, 2001 compared to PLN 675.7 million for the six months ended June 30, 2000. Payments to suppliers of tangible fixed assets, which consist primarily of network capital equipment used in the ongoing build-out of our GSM network, were PLN 723.6 million and PLN 670.2 million during the six months ended June 30, 2001 and 2000, respectively. In the six months ended June 30, 2001, we paid (euro)56.1 million and (euro)166.0 million in installments for our GSM 900 and UMTS Licenses, respectively.

         We also expect that our level of capital expenditures will remain significant for at least the next five years, and possibly longer, as we continue to expand network capacity, coverage and quality in order to expand our GSM and UMTS services offered.

         In 2001, we are required to pay the Zloty equivalent of (euro)16.7 million as the next installment of our GSM 1800 payment. We are also required to pay the equivalent of (euro)84.0 million in UMTS License fees payable on September 30, 2001. We expect to finance these installments from the Bank Credit Facilities and cash flow from operations.

         In addition, we are required to pay the equivalent of (euro)16.7 million for the GSM 1800 License in 2002 and (euro)390 million for the UMTS License over the period from 2005 to 2022.

         We also expect that our level of capital expenditures will remain significant for at least the five years, and possibly longer, as we continue to expand network capacity, coverage and quality in order to expand our GSM and UMTS services offered.

Cash Flow from and used in Financing Activities

         Net cash from financing activities was PLN 1,078.5 million for the six months ended June 30, 2001 compared to net cash used in the financing activities of PLN 488.3 million for the six months ended June 30, 2000. The amount for 2001 reflects additional proceeds from Bank Credit Facilities, Bridge Loan and 10? Notes issue, while the amount for 2000 reflects repayment of long-term borrowings.

Capital Expenditure for Tangible Assets

         The  mobile  communications   industry  is  highly  capital  intensive,
requiring significant capital to construct mobile telecommunications networks.

         Capital expenditures, reflecting additions to tangible assets, for the six months ended June 30, 2001 totaled approximately PLN 512.2 million. The growth in subscribers numbers has necessitated capital expenditures on the network infrastructure as well as on coverage and quality rollout activity.

         As a result of our rollout strategy, our network, as of June 30, 2000, comprised 4,715 base stations, 25 mobile switching centers and almost 3600 km of SDH backbone. The cost of the SDH backbone constructed to date was approximately Euro 43.4 million.

         As a result of the UMTS network build-out, we expect that capital expenditures for our wireless network will continue to represent a significant portion of our total capital expenditures over the next few years. We have budgeted our 2001 capital network investments at approximately PLN 1,587.0 million. We expect our capital expenditures to total approximately PLN 6 billion to PLN 7 billion between 2002 and 2005, of which approximately 50% is expected to relate directly to our UMTS network build-out costs.

Item 3. Quantitative And Qualitative Disclosures About Market Risks

     The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, Item 3 of this Form 6-K (if not otherwise stated) contains translations of:

o certain U.S. dollar amounts into Zloty at the rate of U.S.$1.00 = PLN 3.9871, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on March 31, 2001; and

o certain Euro amounts into Zloty at the rate of Euro 1.00 = PLN 3.3783, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on March 31, 2001.

         These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.



Qualitative Information About Market Risk

The General Risk Management Procedures

         The general goal of our Treasury Department is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Department to react to market conditions. Each year the Treasury Department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Operating Parties for acceptance. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Operating Parties based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with the treasury function of our company. Nevertheless, the Management Board and the Operating Parties must approve all actions taken to hedge financial risk.

The Primary Market Risk Exposures

         The Company is subject to market risk associated with fluctuations of foreign exchange rates and interest rates.

Foreign Exchange Risk Management

         Foreign currency risk management is aimed both at managing the volatility of our cash flows in Zloty terms (arising from fluctuations in the exchange rate of the Zloty against other currencies) and at managing the adverse effect of movements in exchange rates on the earnings and value of the company in Zloty terms within levels determined by the Hedging Strategy. The foreign exchange rate exposure may be either transaction exposure or translation exposure.

         Transaction Exposure. Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Treasury manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow ("Committed Exposures") and those where there is some uncertainty about the amount and/or timing of the cash flow ("Uncommitted Exposures"). Hedging activities are undertaken on the basis of a rolling 12 months forecast provided by the Treasury function and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Operating Shareholders on at least an annual basis, providing hedging solutions can be obtained at reasonable cost.

         Translation Exposure. Foreign exchange translation exposure occurs when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. The Management Board and Operating Parties must approve any action taken to hedge translation exposure. We do not speculate in foreign currency. Speculation is defined as any action taken to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

The foreign exchange risk management transactions may be undertaken using the following instruments:

         o        forward and NDF transactions;

         o        currency swaps;

         o        cross-currency interest rate swaps; or

         o        FX options.

Interest Rate Risk Management

         We are exposed to interest rate risk related to interest payables and, to a smaller extent, to interest receivables on short term investments. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currency. Our interest bearing liabilities are based on fixed and floating interest rates.

Debt liabilities based on fixed interest rate are as follows:

o        the 10 3/4% Notes for the total value of U.S.$253,203,000

o        the 11 1/4% Notes for the total value of U.S.$150,000,000

o        the 11 1/4% Notes for the total value of Euro 300,000,000

o        the 10? % Notes for the total value of Euro 200,000,000

         Debt liabilities based on floating interest rate are our revolving Bank Credit Facilities for the total bank commitments of Euro 650.0 million of which Euro 387.5 million is available in various currencies and Euro 262.5 million is available in Zloty.

         The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of respective drawdown. The interest rate exposure consists of a risk of increasing short term interest rates which would result in higher financing costs as well as a risk of decrease of short term interest rates which may result in decrease of return on short-term investments. In general, much more important to us is the impact of interest rate fluctuations on the financing costs than on financing revenues.

     Our interest rate exposure is managed by:

o        managing the maturity periods of investments and borrowings;

o varying the proportions of our debt which bear interest on a fixed and a floating basis; and

o varying the period of time for which the interest rate is fixed in respect to the loan facility.

         In addition to the interest rate management tools described above we may, in line with our Hedging Policy, and with the consent of our Operating Parties, enter into the following interest rate hedging transactions:

o        forward rate agreements (FRAs);

o        interest rate swaps;

o        interest rate options (caps, floors, collars).

In the second quarter of 2001, we did not conduct any interest rate hedging transactions.

Credit Risk Management

         Commercial Credit Risk. We operate in one industry segment, providing cellular telephone communication services. Substantially all of our trade debtors are Polish businesses and individuals. Further, we have established a network of dealers within Poland to distribute our products. The dealers share many economic characteristics, therefore receivables from each of these dealers present similar risks to us. Concentrations of credit risk with respect to trade receivables are limited due to the large number of subscribers comprising our customer base. Ongoing credit evaluations of our customers' financial condition are performed and generally, no collateral is required. We maintain provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of revenues, except for transactions with TPSA.

         Financial Credit Risk. There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by our Treasury function. In order to minimize our risk we limit our counterparties to a sufficient number of major banks and financial institutions. The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by our Treasury function. The Treasury function does not expect that we would be exposed to credit risk from our counterparties due to their high credit ratings.

Interest rate risk

         As a fast growing company we have borrowings under Bank Credit Facilities and High Yield Bonds and lease agreements. Bank Credit Facilities agreements are based on variable interest rates. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expenses.

         We are exposed to interest rate risk primarily as a result of the Bank Credit Facilities, which at the end of the second quarter of 2001 consisted of PLN tranche of PLN 953.0 million at the rate of WIBOR plus 0,6% p.a. and multicurrency tranche in the amount of Euro 83 million at the rate of LIBOR plus 0,6% p.a.. The table below presents principal and interest payments under the Bank Credit Facilities including principal and related weighted average interest rates for the balance drawn under the facility as of June 30, 2001. The weighted average interest rates computed do not consider the rate at which individual drawdowns on the loan will be refinanced. Each drawdown has a short-term maturity date, which can be rolled over, subject to the annual repayment schedule for the entire facility.



         Principal and interest payments under Bank Credit Facilities

--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
Bank Credit              2001        2002        2003        2004        2005      Thereafter     Total     Fair Value
Facilities                                                                                                   6/30/01
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
Variable Rate (PLN)     98,746     169,445     169,445     307,571     701,717      208,782     1,655,706    967,033
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
-----------------------------------------------------------------------------------------------------------------------


                                   Weighted Average Effective Interest Rate 17,78%
-----------------------------------------------------------------------------------------------------------------------
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
Variable Rate (Euro)    7,739       14,370      14,370      14,370      32,715      263,693      347,257     280,953
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
-----------------------------------------------------------------------------------------------------------------------


                                   Weighted Average Effective Interest Rate 5,125 %
-----------------------------------------------------------------------------------------------------------------------


Foreign currency risk

         Our sales revenues are denominated in Polish Zloty. A significant portion of our expenses and liabilities, however, are denominated in other currencies. These include our liability to the Polish government for the GSM 1800 and UMTS Licenses, which are linked to Euro and payable in Zloty, liabilities to our suppliers of handsets, which are generally denominated and/or linked to Deutschmarks, French Francs or U.S. dollars. Additionally, the 10 3/4 Notes, 11 1/4 Notes and 10? Notes loans are denominated in U.S. dollars or Euros and part of our Bank Credit Facilities are denominated in Euro. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish Zloty.

         The table below summarizes, as at June 30, 2001 our foreign currency denominated long-term obligations together with short-term portions thereof and their fair value together with accrued interest. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and, in the case of variable rate liability, the average weighted interest rates reflecting applicable LIBOR rates plus a margin of 0.6% per annum, the exchange rate of PLN 3.9871 = U.S.$1.00 and the exchange rate of PLN 3.3783 = Euro 1.00.



Foreign currency long-term obligations

----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
                      2001          2002         2003        2004        2005      Thereafter      Total      Fair Value
                                                                                                               6/30/01
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
-------------------------------------------------------------------------------------------------------------------------
Fixed interest rate (Euro)
-------------------------------------------------------------------------------------------------------------------------
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
GSM 1800 License     56,470        56,470         -           -           -            -          112,940      104,412
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
UMTS License        283,777          -            -           -         50,675     1,266,863     1,601,315     585,885
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
10? Notes            16,941        73,478       73,478      73,478      73,478      877,725      1,188,578     700,195
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
11 1/4 Notes         57,009       114,018      114,018     114,018     114,018     1,469,561     1,982,642    1,063,531
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
-------------------------------------------------------------------------------------------------------------------------

Fixed interest rate (US$)
-------------------------------------------------------------------------------------------------------------------------
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
10 3/4 Notes            -             -         108,526     108,526     108,526     1,226,598     1,552,176     807,637
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
11 1/4 Notes         33,641        67,282       67,282      67,282       67,282       867,194     1,169,963     609,653
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
Headquarters         15,153        30,305       30,305      30,305      30,305      272,322       408,695     217,9991
Lease
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
-------------------------------------------------------------------------------------------------------------------------

Variable interest rate (Euro)
-------------------------------------------------------------------------------------------------------------------------
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
Bank Credit          7,739         14,370       14,370      14,370      32,715      263,693       347,257      280,953
Facility
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
2 Includes fair value of index swaps embedded in finance lease contracts


         During the second quarter of 2001 we started to hedge long term exposure related to our financing. We entered into several coupon cross currency interest rate swaps in order to hedge part of foreign currency interest payments as well as floating rate PLN interest rate payments.

Inflation risk

         In connection with its transition from a state controlled to a free market economy, Poland experienced high levels of inflation and significant fluctuation in the exchange rate for the zloty. The Polish government has adopted policies to slow the annual rate of consumer price inflation.



Part II. Other Information

Item 1. Legal proceedings

Interconnect Dispute with PTK Centertel

         On September 21, 2000 we submitted to Sad Okregowy w Warszawie XX Wydzial Gospodarczy (regional court) a citation for payment by PTK Centertel, one of our two direct competitors, for amounts due as the result of the absence of a mutually agreed interconnect agreement. We insisted on the return of benefits received by PTK Centertel from the telecommunications traffic starting at PTK Centertel and finishing in our network. In the period between September 16, 1996 and the date of citation, we performed for PTK Centertel interconnect services in the amount PLN 17 million. Following art. 405 of the Civil Code, we petitioned for the return of benefits received by PTK Centertel. On December 27, 2000, PTK Centertel answered our suit and on January 25, 2001 we responded to the objections raised in their answer and introduced additional explanations upon the Court's request. The case is ongoing with no court date currently set.



Interconnect Dispute with TPSA

         As a result of our negotiations with TPSA the Ministry of Telecommunications issued a decision (the Interconnect Decision) regarding our settlement process with TPSA. Than shortly after this decision TPSA appealed it with the Supreme Administrative Court but the Court rejected this case on October 24, 2000 because of formal failure. PTC's role in this process was limited to the interested party. This Court's decision opened further negotiations with TPSA and we have already started renegotiations of settlements rates according to the instructions presented by Ministry of Telecommunication dated June 30, 2000. As TPSA was not willing to renegotiate the interconnect agreement with us, we asked OTR to regulate interconnect issues between TPSA and wireless operator. As a result, on May 28, 2001, the Office for Telecommunciations Regulations issued the regulation governing the settlement of international calls. The new regulation provides that we are entitled to receive part of the revenues coming from the international calls originated outside Poland and terminated in our network from TPSA, the incumbent telephone operator, on the same conditions as applied to our interconnection arrangements with TPSA. Prior to such date, we were not entitled to any revenues coming from such calls.

Personal Data Protection

         An investigation of our sales practices by the General Inspector of the Personal Data Protection's (GIODO) office was conducted in the fourth quarter of 1999. Although the post-control protocol report neither outlined a legal situation or suggested changes, it did reveal that we require our subscribers to provide more identification than the GIODO office generally believes is necessary. In our opinion, such documentation is necessary to verify the identity of our subscribers who enter into an extended agreement for telecommunications services, and also, to assist us in minimizing the risk of subscriber fraud. Together with other telecom operators in Poland, we submitted a proposal to the Ministry of Communications regarding changes to the existing law. The Ministry of Communications has not taken a position on the matter, nor has it responded to the proposal. On July 14, 2000, GIODO issued a decision in which it stated that all the transgressions of the existing law should be removed. On July 28, 2000, we appealed this decision by asserting that the GIODO's objections are groundless and filed a motion for further examination of the case. After the case was heard by the court of second instance on September 21, 2000, the decision from July 14, 2000 was upheld. We appealed that decision to the Supreme Administrative Court on October 19, 2000. The case has not been resolved yet. However, if GIODO succeeds, we believe its decision will create additional burdens on our credit background checks on subscribers, which may therefore result in increased credit risks.



Item 2. Material contracts

There is no material contracts signed in the three months ended 2001.



Item 3. Business environment

Business Overview

         We are the largest GSM wireless telephony services provider in Poland with 3.3 million subscribers, a 40.3% share of the total Polish wireless market and a 43.7% share of the Polish post-paid market, in each case, as of June 30, 2001. Among wireless service providers in Poland, we believe, based on our market knowledge and experience, that we lead the market in terms of subscribers, network quality, backbone network and brand awareness. We operate services using both a national GSM 900 and a national GSM 1800 License and, on December 20, 2000, we were granted a UMTS License. As of June 30, 2001, our GSM network covered approximately 95.0% of the geographic area of Poland representing approximately 99.0% of the total Polish population. We have completed the roll out of our SDH microwave backbone network, which connects certain key portions of our network and is intended to reduce our reliance on leased lines, provide better transmission quality and reduce our operating costsAll our products and services are sold under the brand Era, which, according to a survey conducted for us by SMG Marketing Research in 2000, was one of the most recognized brand names in Poland. To distribute our products and services, we use a network of 28 dealers with 915 points of sale and 640 authorized business advisors , own direct sales force of 100 business advisors and a national network of our own 67 retail outlets.

         We have achieved rapid growth in our subscriber base since we launched our first services in September 1996. For the six months ended June 30, 2001, we generated an average of approximately 86,000 additional net subscribers per month compared to approximately 82,000 for the six months ended June 30, 2000. For the six months ended June 30, 2001, our churn rate decreased to an average of 1.6% per month from an average of 2.2% per month for the six months ended June 30, 2000. As of June 30, 2001, we provided wireless telephony services to approximately 2.2 million post-paid subscribers and approximately 1.1 million pre-paid subscribers. For the six months ended June 30, 2001, we had revenues and adjusted EBITDA of PLN 2,041.2 million and PLN 751.9 million, respectively, compared to revenues of PLN 1,686.1 million and adjusted EBITDA of PLN 460.6 million, for the six months ended June 30, 2000, representing increases of 21.1% and 63.2%, respectively, over the previous year.

         We provide a broad range of high-quality wireless telephony services. These services include call forwarding, call waiting, voicemail, account information, short messaging services, information services, wireless Internet access (enabled by WAP and, on a trial basis, GPRS technology). We believe that our UMTS License will enable us to offer subscribers a wider range of products as we introduce broadband wireless services. We offer a range of differentiated tariff plans aimed at attracting and retaining subscribers with varying service needs. In particular, our strategic focus has been on acquiring and retaining high volume users, converting selected pre-paid subscribers to post-paid plans and minimizing churn to increase recurring cash flow from each of our subscribers. We also provide roaming capabilities to our subscribers through 188 international roaming agreements with GSM operators in 85 countries, including all European countries with GSM services.

         We have benefited from the experience, expertise, financial and operating support of DeTeMobil, Elektrim Telekomunikacja Sp. z o.o. and MediaOne and of their parent companies, Deutsche Telekom AG, Elektrim and Vivendi Universal S.A., and from employees seconded from these companies. These secondees have trained and supervised a number of our local managers, who now hold key positions in our company, including our Director General and our Director of Strategy, Marketing & Sales. As of June 30, 2001, the number of key seconded employees was four, representing less than 0.5% of our work force.

Recent Development of the Company

         Polska Telefonia Cyfrowa Sp. z o.o., or PTC, which operates under the brand name of Era, was incorporated in 1995 by Elektrim, DeTeMobil and MediaOne. We are a company with limited liability organized under the laws of Poland. Our registered office is located at in Al. Jerozolimskie 181, Warsaw, Poland. Our telephone number is +48.22.413.6000. We are governed by the provisions of the Polish Commercial Law, and are registered in the Commercial Register of the District Court for the capital city of Warsaw, XVI Commercial Register Department.

         We are authorized under our Formation Deed, our Polish law constitutive documents, to carry out telecommunications activities, in particular mobile telephony, data transmission, data communications, Internet-related services, and services connected with fixed-line telephony. We are also authorized under our Formation Deed to conduct industrial, trading and financial operations if they are directly or indirectly necessary to or supportive of the performance of our core business. We may establish branches and set up companies in Poland and abroad.

         On February 23, 1996, the Minister of Post and Telecommunications issued us a license to provide telecommunications services based on the GSM standard within 900 MHz band, together with a permit to install and use a GSM 900 network (the "GSM 900 License"). This network was launched just six months later in August 1996 and services were offered in September 1996. This was the first GSM network in Poland. On August 11, 1999, we obtained a license to provide telecommunications services based on the GSM standard within the 1800 MHz band (the "GSM 1800 License"). We launched our GSM 1800 network on March 1, 2000.

         At the end of February 2001 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License.

         We launched our Wireless Application Protocol, or WAP, services on June 16, 2000. These services give WAP subscribers direct access to the Internet through a wide range of WAP handsets and through our WAP portal. Our homepage is also available in WAP.

         To further promote our services, in 2000 we established a presence in Internet cafes in several cities in Poland, including Katowice, Krakow, Szczecin and other Polish cities, which we re-branded as Eranet Cafes. Eranet Cafes are outfitted with computers branded with the Era logo and are staffed by employees dressed in characteristic PTC attire. As Internet penetration in Poland is still low, we believe that this initiative will promote the use of the Internet by a wider audience, including our wireless subscribers.

         On May 18, 2000, we also introduced one of the first working General Packet Radio Service, or GPRS, platforms in Europe. This was the first working GPRS platform in Poland, which we first put into operation and began running on a trial basis in August 2000. We have since started the last stage of our GPRS platform tests using actual subscribers. Some of our business subscribers have received GPRS compatible handsets. GPRS subscribers can access the Internet via mobile, as well as WAP services at a speed of about 40-50 kb/s for outgoing and 115 kb/s for in-coming. Compared to GSM, GPRS improves Internet speed and prices for subscribers as after the commercial launch subscribers will pay for data downloaded and not for time of connection. Our billing software has been upgraded to support our new GPRS platform. In addition, we launched a variety of GPRS-based products in March 2001, although a full scale commercial launch has not yet taken place because of a lack of GPRS compatible handsets.

         On April 24, 2001, the asset pledge we granted in favor of the Lenders under the Bank Credit Facilities was registered with the Warsaw district court. There are no further requirements under the terms of our Bank Credit Facilities, that we have to comply with relating to the registration or security interests.

         On May 8, 2001, PTC International Finance II S.A., our subsidiary, issued (euro)200,000,000 Senior Subordinated Guaranteed Notes due 2008, guaranteed by PTC. The bond offering was oversubscribed by around 50 percent and the bonds were issued at par with an annual coupon of 10? percent paid semi-annually on January 31 and July 31, commencing July 31, 2001.

The proceeds from the offering were used to:

o make a short term repayment of the amounts drawn under the Company's revolving five year Bank Credit Facilities. PTC anticipates that these facilities was redrawn to fund scheduled UMTS license instalment due in June and will also cover the license instalment due in September 2001;

o        repay a Bridge  Loan  Facility in the amount of  approximately  Euro 28
         million,  plus  interest,   which  was  used  to  partially  cover  the
         installment on the UMTS license due on March 31, 2001; and

o        fund working capital needs and capital expenditure.

PTC anticipates that the proceeds of this offering, together with the proceeds from the Bank Credit Facilities secured February 2001 will satisfy all Company funding requirements into 2002, including the instalments for the UMTS license.

         On May 25, 2001, the Lenders under the Bank Credit Facilities approved our UMTS business plan, as required under such facilities. This approval means that there are no restrictions on the utilization of funds available under these facilities for UMTS operational and capital expenditures.

         On May 28, 2001, the Office for Telecommunications Regulations, issued the regulation governing the settlement of international calls that terminates on GSM networks. The new regulation provides that we are entitled to receive a portion of the revenues coming from international calls that are originated outside Poland and terminated in our network from Telekomunikacja Polska S.A. ("TPSA"), the incumbent telephone operator, on the same conditions as applied to our domestic interconnection arrangements with TPSA. Prior to such date, we were not entitled to any revenues coming from calls that originated outside Poland and terminated in our network.

         On June 27, 2001, the Management Board of Elektrim entered into a memorandum of understanding with Vivendi, pursuant to which Elektrim agreed to sell Vivendi 2% of the outstanding stock of Elektrim Telecomunikacja and 1% of Carcom, which are two of our shareholders, thereby giving Vivendi control over Elektrim Telecomunikacja and Carcom, respectively. See "Shareholders". In addition, the memorandum of understanding provided that Elektrim will transfer all of its fixed line and internet businesses to Elektrim Telecomunikacja. Vivendi also agreed to implement an initial public offering of the shares of Elektrim Telecomunikacja within an 18 month period. The transaction between Elektrim and Vivendi was expected to be finalized by July 30, 2001. On July 31, 2001, both parties announced that the contract is not signed but both of them are working very hard to get the contract signed. Vivendi and Elektrim also need to obtain regulatory decisions regarding this deal.

         On June 28, 2001, we completed the last five links of our nationwide SDH backbone network, a substantial portion of which has been operational since January 2001. Constructed in cooperation with Ericsson, the network is the biggest of its kind in Poland, with two-way transmission speeds of up to 155 megabits per second. The network consists of 19 long distance links totaling 3,600 kilometers in length and connects the 12 most important metropolitan centers including Warsaw, Krakow, Gdansk and Szczecin, where our mobile switching centers are located. At present, the network consists of 128 stations. Transmissions are sent through 140 radio-line "hops" (point-to-point connections between two radio terminals). We aim to ensure our network's reliability by introducing a centralized management system, which is supported by maintenance services of the most important nodes in the network. The network is intend to reduce our dependence on leasing TPSA lines between MSCs, and is intended to reduce our cost of sales, accordingly. We invested approximately (euro)43.4 million in our SDH backbone network by June 30, 2001.

         On July 24, 2001, the Government decided to reorganize the Ministry of Economy and turned the government administration division - communications over Minister of Economy. As a result a division in th Ministry of Post and Telecommunication overviewing telecommunications operations was organizationally transferred to the Ministry of Economy, and the Ministry of Post and Telecommunication has been abolished.

         On August 6, 2001, Deutsche Bank AG and DresdnerKleinwortWasserstein launched syndication of Euro 100 million Supplemental Credit Facility, a part of the biggest Bank Credit Facility ever signed in Poland and granted to PTC in February 2001 in the amount of Euro 650 million.

         During the second quarter, PTC introduced video streaming, localization services (regional information, etc) and GSM Pro (group communication system) for business customers. PTC also launched several new solutions including:

o        E-mail2E-mail

         PTC launched this service in May 2001. This service allows PTC's customers to send e-mails to defined addresses with security features. PTC acts as a mail proxy when offering these services

o        Games

In April 2001, PTC introduced games based on SMSs, WAP and the world wide web. The games portfolio includes: JackPot, BlackJack, Intelekt and EraGotchi.

o        Fleet Management

         This product, which is based on GPS and GSM, is dedicated to supervise fleets of cars in the transportation business. Clients can monitor the real time locations of vehicles and receive and send data to the vehicles.

        SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)







By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General







By: /s/ Wojciech Ploski

Wojciech Ploski, Director of Strategy, Marketing and Sales









By: /s/ Jonathan Eastick

Jonathan Eastick, Director of Finance







August 13, 2001